UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

Good Harbor Partners Acquisition Corp.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

382094100
(CUSIP Number)

Richard J. Roth
FI Investment Group, LLC
1600 Tysons Blvd., Suite 1150
McLean, VA 22102
(703) 286-1390

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 30, 2010
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
FI Investment Group, LLC 20-8525298

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	...........................................................................................................................
	(b)	...........................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).......N/A...............................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... Virginia

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ........................................0.................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power....................................0................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ....0..........................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............0%.............................

14.
Type of Reporting Person (See Instructions)
.......OO (limited partnership) .........................................................................................................................................
...............................................................................................................................................................

CUSIP No. None

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).
Frank Islam

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	..........................................................................................................................................
	(b)	..........................................................................................................................................

3.	SEC Use Only ...........................................................................................................................

4.	Source of Funds (See Instructions) (See item 3).......N/A...............................................................

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) .................

6.	Citizenship or Place of Organization ..... U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power ......................................0...................................................................

	8.	Shared Voting Power .........………….......................................................................................

	9.	Sole Dispositive Power..................................0..................................................................

	10.	Shared Dispositive Power ............................................................................................................

11.	Aggregate Amount Beneficially Owned by Each Reporting Person ....0..........................................

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ...........

13.	Percent of Class Represented by Amount in Row (11) .............0%.............................

14.
Type of Reporting Person (See Instructions)
.......IN… .........................................................................................................................................
...............................................................................................................................................................

Item 1.  Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Stock”) of Good Harbor Partners Acquisition Corp., whose principal executive offices are located at 79 Byron Road, Weston, MA 02493 (the “Issuer”).

Item 2. Identity and Background.

(a) The name of the reporting person is FI Investment Group, LLC (“FI Investment”), a limited liability company organized under the laws of the state of Virginia.  Frank Islam (“Islam”, together with FI Investment, the “Reporting Persons”) is the principal of FI Investment and, as such, has indirect voting and dispositive power over the shares held by FI Investment.

(b) FI Investment’s principal business address and Mr. Islam’s business address is 1600 Tysons Blvd., Suite 1150, McLean, VA, 22102.

(c) The principal business of FI Investment is business management, and Mr. Islam’s present principal occupation, is as principal of FI Investment.

(d)  The Reporting Persons have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)  The Reporting Persons have not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) FI Investment is organized under Virginia law, and Mr. Islam is a United States citizen.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 30, 2010, FI Investment entered into a Stock Purchase Agreement, dated June 30, 2010 (“the Purchase Agreement”) pursuant to which certain shareholders of the Company sold an aggregate of 35,095,100 (the “Purchased Shares”) shares of Common Stock of the Issuer in a private transaction for an aggregate purchase price equal to$ 450,000.  In accordance with the terms of the Purchase Agreement, FI Investment sold an aggregate of 8,700,000 shares (the “Shares”) of Common Stock of the Issuer, representing all of the shares of common stock of the Issuer owned of record by FI Investment.  As of the closing of the transactions contemplated by the Purchase Agreement, FI Investment no longer owns any shares of Common Stock of the Company.

Item 4.  Purpose of Transaction.

(a) Except with respect to the transactions contemplated by the Purchase Agreement, the Reporting Persons do not
have any plan or proposal which relates to or which would have the effect of any acquisition of additional, or disposition of any securities of the Issuer.

(b) The closing of the transactions described in the Purchase Agreement resulted in a change in the majority of the board of directors of the Company and as a result of the sale of stock, a change in control of the Issuer.  Except for the transactions contemplated by the Purchase Agreement, the Reporting Persons do not have any other plan or proposal which relates to or would result in an extraordinary transaction involving the Issuer or any subsidiary of the Issuer.

 (c) The closing of the transactions described in the Purchase Agreement resulted in a change in the majority of the board of directors of the Company and as a result of the sale of stock, a change in control of the Issuer. Except for the transactions contemplated by the Purchase Agreement, the Reporting Persons do not have any plan or proposal which relates to or would result in a sale or transfer of a material amount of the assets of the Issuer or any subsidiary of the Issuer.

(d) As a condition to the closing of the transactions provided in the Purchase Agreement, the board of directors of the Issuer increased the size of the board from seven to eight and elected certain individuals designated by the purchasers to fill the vacancies on the board of directors.  The closing of the transactions described in the Purchase Agreement resulted in a change in the majority of the board of directors of the Company and as a result of the sale of stock, a change in control of the Issuer.

 (e) The Reporting Persons do not have any further plan or proposal which relates to or would result in a material change in the Issuer's present capitalization or dividend policy.

  (f)  As a result of the change in the board of directors and in management, there may be a change in the
Company’s business or corporate structure.

 (g)  The Reporting Persons do not have any future plan or proposal which relates to or would result in a change in the Issuer's charter, by-laws or instruments corresponding thereto which may impede the acquisition of the Issuer by any person.

(h) The Reporting Persons do not have any plan or proposal which relates to or would result in causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association.

 (i) The Reporting Persons do not have any plan or proposal which relates to or would result in a class of equity securities of the Issuer becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Securities
Exchange Act of 1934, as amended.

 (j) Except as described above, the Reporting Persons do not have any plan or proposal which relates to or would result in any action similar to those described in paragraphs (a) through (i) above.

Item 5.  Interest in Securities of the Issuer.

(a)  After the closing of the transactions described herein, the Reporting Persons are no longer record owners of any shares of Common Stock of the Issuer.

(b)   The Reporting Persons had the sole right to vote and dispose, or direct the disposition, of the Shares sold by the Reporting Persons in connection with the transactions described herein. As of the closing of the transactions contemplated by the Purchaser Agreement, the
Reporting Persons no longer own any shares of Common Stock of the Company.

(c) The Shares reported herein were sold by the Reporting Persons effective June 30, 2010.

(d) Other than the Reporting Persons, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares sold by the Reporting Persons.

(e)  On June 30, 2010, the Reporting persons ceased to be the beneficial of more than five percent of the Common Stock of the Issuer.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

FI Investment is party to the Purchase Agreement, pursuant to which an aggregate of 35,095,100 shares of
Common Stock of the Issuer, including the 8,700,000 shares described herein were sold in a private transaction for an aggregate purchase price equal to $450,000.

Item 7.  Material to Be Filed as Exhibits.

None.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 6, 2010

FI Investment Group, LLC

By:	/s/ Richard Roth
Richard Roth Manager

/s/ Frank Islam
Frank Islam